William D. O'Neal, Esq.
THE O'NEAL LAW FIRM, P.C.
17100 East Shea Boulevard
Suite 400-D
Fountain Hills, Arizona 85268
Phone: (480) 812-5058
Fax: (480) 816-9241
E-mail: theoneallawfim@yahoo.com


     June 20, 2006

Mark P. Shuman, ESQ.
Branch Chief- Legal
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549

RE:  VGTel, Inc.
File # 333-134408

Dear Mr. Shuman:

     As per your June 2, 2006 comment letter addressed to Ron Kallus, Chief Executive Officer of VGTel, Inc. please be advised that we noted and corrected the deficiencies as identified in your letter, and re-filed the SB-2 on June 15, 2006.

     We have made the following corrections:

     1. The amended SB-2 contains a signed Report of our Independent Public Accounting Firm. Additionally, the changes in the SB-2 included the amended Statement of Cash flows and amended Statement of Operations reflecting cumulative financials from inception of the Company as well as amended Notes to the Financial Statements.

     2. The amended SB-2 includes cumulative audited financial statements pursuant to paragraph 11 of SFAS 7. We included the cumulative results in the Statement of Operations and in the Statement of Cash Flows.

     3. Note 1 of the amended SB-2 clarifies that the historical financial statements presented represent current and accumulated activities of the company formerly known as Tribeka Tek, Inc. Activities of NYN International LLC are not relevant to these statements and accordingly have not been presented.

     Please note that the Company purchased the VGTel system in the development stage from NYN International LLC. NYN International LLC has ongoing business outside of these assets and continues to operate in their other technologies.


     Hopefully these corrections reflected in the Amended SB-2 filed on June 15, 2006 will enable the complete review of the SB-2 by the Securities & Exchange Commission for further comments.

     We look forward to receiving your further comments.

     Sincerely,


/s/William D. O'Neal
June 20, 2006



c.c.   Kathleen Collins
         Branch Chief
         202-551-3730